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                                               FILED PURSUANT TO RULE 424(B)(2)
                                               REG. STATEMENT NO. 333-20129


                                   Prospectus
                              Dated January 28, 1997


                          449,999 Shares of Common Stock

                               SBS TECHNOLOGIES, INC.

    This Prospectus is being used in connection with the offer and sale from time to time (i) by certain persons of shares ("Warrant Shares") of the no par value common stock of the Company ("Common Stock") which may be acquired upon the exercise of warrants vested as of June 30, 1996, and thereafter exercisable at various times, ("Warrants") for Common Stock which they received in connection with the acquisition by the Company of GreenSpring Computers, Inc. on April 28, 1995, and (ii) by certain persons of shares ("Logical Shares") of Common Stock which they received in connection with the acquisition by the Company of Logical Design Group, Inc. on August 19, 1996. The identified sellers of the Warrant Shares and the Logical Shares are referred to collectively as the "Selling Shareholders". The Warrant Shares and the Logical Shares are referred to collectively as the "Shares". The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders, although the Company will receive the proceeds of Warrant exercises by the Selling Shareholders who hold Warrants.

    The Shares may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. These sales may be made on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or otherwise at market prices then prevailing or at negotiated fees. All selling and other expenses (including discounts, commissions or fees) incurred by the Selling Shareholders in connection with the sale of the Shares will be paid by the Selling Shareholders or by the purchasers of the Shares, except that the expenses of preparing and filing this Prospectus and the related Registration Statement with the Securities and Exchange Commission and of registering or qualifying the Shares will be paid by the Company. See "Plan of Distribution".

    The Selling Shareholders and brokers through whom sales of the Shares are made may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Act"). Any profits realized by the Selling Shareholders or those brokers on the sale of the Shares may be deemed to be underwriting commissions under the Securities Act.

    The Common Stock of SBS Technologies, Inc. is listed on the NASDAQ National Market System under the symbol "SBSE". The closing price of the Company's Common Stock as reported on NASDAQ on January 27, 1997, was $32.75.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    No person is authorized to give any information or to make any representations, other than as contained in this Prospectus, in connection with the offer made in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Shares offered hereby to any person in any jurisdiction where it is unlawful to make such an offer or solicitation to that person. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that information contained herein is correct as of any time subsequent to the date hereof.

    SEE "RISK FACTORS", PAGE 7, FOR DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK OFFERED HEREBY.

    The date of this Prospectus is January 28, 1997.

                          STATEMENT OF AVAILABLE INFORMATION

    A Registration Statement on Form S-3, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to that Registration Statement, and exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by that reference. SBS Technologies, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with those requirements files reports and other information with the Commission. Information, including reports and proxy and information statements, filed by SBS Technologies, Inc. (and by it under its previous name of SBS Engineering, Inc.) with the Commission and a copy of the Registration Statement, including exhibits thereto, can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., in Washington, D.C., 20549, or at its Regional Office located at 1801 California Street, Suite 4800, Denver, Colorado 80202-2648. Copies of this material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C., 20549, at prescribed rates. SBS Technologies, Inc. Common Stock is listed on the National Association of Securities Dealers, Inc. National Market System. Reports, proxy and information statements, and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, NW, Washington, D.C. 20006. The Commission maintains a web site that contains proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission and the address of that site is www.sec.gov.

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                                     THE COMPANY

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING THOSE SET FORTH IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS.

    The Company is a leading manufacturer of standard bus embedded computer components that perform a broad range of central processing unit ("CPU"), general purpose input/output ("IO"), special purpose I/O interface and high-performance bus interconnect functions. The Company capitalizes on its design expertise and customer service capabilities to enhance product quality and reduce time to market for OEM customers.

    The Company's objective is to become a leading supplier of board level components to the standard bus embedded computer market. The Company intends to continue its growth through a combination of internal growth and acquisitions. Internal growth is achieved through expanding its existing product lines through new product development and through increasing penetration of its existing customer base. The Company currently participates in a number of attractive markets, including the Intel-based VME CPU board market, the IndustryPack ("IP") market in general purpose I/O, the standard bus embedded computer bus interconnect market, the telemetry interface market and the MIL-STD-1553 standard avionics interface market.

    Unlike computers targeted at business computing applications, embedded computers perform a single function or a closely related group of functions, such as I/O and data processing, as part of a larger system and with a high degree of reliability. Embedded computers generally are design-specific solutions that require substantial engineering expertise, have extended product lives reflecting the long product cycles of the systems into which they are incorporated and often must adhere to specific size and operating requirements. As a result, the Company believes that performance, reliability, supplier stability and customer support are often the primary factors in the decision to purchase a particular embedded computer solution.

    OEM's requiring embedded computers either construct systems based on standard bus designs together with off-the-shelf I/O, processor and memory modules, or they develop custom or proprietary solutions. Standard bus solutions generally enable product designers to develop systems quickly and with a high degree of confidence in the reliability of the solution, to capitalize on the lower cost of industry-standard components and to modify designs easily so that a single product design can serve multiple applications. As a result of these factors, standard bus systems today constitute a large and growing portion of the embedded computer market. According to a recent industry study, BOARD-LEVEL EMBEDDED COMPUTER MARKETS AND TRENDS, the standard bus embedded computer market is projected to grow from approximately $2.5 billion in 1995 to approximately $3.9 billion in 1999.

    The most popular embedded computer standard today is VME, which is widely used in aerospace and military, telecommunications, networking, industrial automation and control, medical instruments and automated test and measurement applications. According to BOARD-LEVEL EMBEDDED COMPUTER MARKETS AND TRENDS, the VME-bus embedded computer market is projected to grow from approximately $1.2 billion in 1995 to approximately $2.3 billion in 1999. The modular nature of standard-bus embedded computers, their wide range of applications and the variety of bus architectures available have resulted in a highly fragmented market. The variety of standard bus embedded computer architectures supports a growing market for products that interconnect various types of standard bus embedded computers.

    The Company sells its products through a combination of direct sales and independent manufacturers' representatives. The Company's products serve a broad range of functions including commercial, communications, industrial automation, medical device, military and space, test and measurement and transportation. The Company's customers include The Boeing Company, Caterpillar,

Inc., Eastman Kodak Company, General Electric Company and Lockheed Martin Corporation. International sales constituted approximately 16% of the Company's sales in fiscal 1996.

    The Company completed, on November 22, 1996, the acquisition of Bit 3 Computer Corporation ("Bit 3"), a manufacturer of high-performance bus interconnect hardware that enables embedded computers of differing standards to communicate. The total purchase price for the outstanding common stock of Bit 3 was $24 million, of which $20 million was paid out of the proceeds of a public offering of Common Stock and the balance is to be paid out of cash flow from Company operations. As a result of the acquisition, the Company recorded approximately $9.8 million in intangible assets, including goodwill, which will be amortized on a straight-line basis over the estimated benefit period of ten years. Although Bit 3's current operating profit offsets the amortization expense and the earnings dilution associated with the public offering, there can be no assurance that Bit 3's operations will continue to perform at current levels. A decrease in Bit 3's operating profit could adversely affect the Company's overall net income and earnings per share. In addition, there can be no assurance that changes in further markets or technologies will not require more rapid levels of goodwill amortization in such a way that overall Company financial condition or results of operations would be adversely affected. In connection with the acquisition, the Company recorded an $11 million earnings charge in the second fiscal quarter of fiscal 1997. The earnings charge was based on an assessment by the Company in conjunction with an independent valuation firm, of purchased technology of Bit 3. The assessment determined that $11 million of Bit 3's purchase price represented technology that does not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. The
Company incurred a net loss of $5 million (or $1.24 per share) for the second fiscal quarter of 1997 as a result of the earnings charge.

    The Company funded $20 million of the total purchase price for Bit 3 with proceeds of a public offering of its Common Stock which was also completed on November 22, 1996. In the public offering, 1,500,000 shares of Common Stock were sold on behalf of the Company and 300,000 shares of Common Stock were sold on behalf of selling shareholders. In addition to the purchase of Bit 3, the Company applied proceeds of the public offering to the repayment of outstanding long-term debt. Remaining proceeds will be used for general working capital requirements.

    The Company was incorporated in New Mexico in November 1986. The Company's executive offices are located at 2400 Louisiana Boulevard, NE, AFC Building 5, Suite 600, Albuquerque, New Mexico 87110, and its telephone number is
(505)875-0600. References in this Prospectus to the "Company" or "SBS" are to SBS Technologies, Inc. and its consolidated subsidiaries. The Company has four subsidiaries, Berg Systems International, Inc. ("BSI"), Bit 3 Computer Corporation ("Bit 3"), GreenSpring Computers, Inc. ("GreenSpring") and Logical Design Group, Inc. ("LDG"). IndustryPack-Registered Trademark- is a registered trademark of the Company.

                                     RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN THE COMPANY AND BEFORE PURCHASING ANY SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW.

ACQUISITION OF BIT 3

    The Company's recent acquisition of Bit 3 involves numerous risks including difficulties in the assimilation of the operations, technologies and products of Bit 3, diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience and in which competitors may have stronger market positions, and the potential loss of key employees of Bit 3. In particular, the Company anticipates that the two selling shareholders of Bit 3 ("Sellers") will remain as employees of the Company under one-year employment agreements. There can be no assurance that the Sellers will remain with the Company for the period covered by their employment agreements. In addition, the Company intends to operate Bit 3 in the Minneapolis metropolitan area with its current employee base. Although the Company has sought to retain these employees, there can be no assurance that these employees will continue to remain with Bit 3. The acquisition could increase the rate of employee turnover, which could have an adverse impact on Bit 3's performance and the Company's results of operations.

    Achieving the anticipated benefits of the acquisition will depend in part upon whether the integration of the two companies' businesses can be accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The integration of Bit 3 will require, among other things, integration of the Company's and Bit 3's respective product offerings and the coordination of their sales and marketing and research and development efforts. The difficulties of that integration may be increased by the necessity of coordinating geographically separated organizations. The inability of management to successfully integrate the operations of the Company and Bit 3 could have a material adverse effect on the Company's business, financial condition and results of operations.

    Bit 3 has experienced fluctuations in its operating results in the past and may experience those fluctuations in the future as a result of factors such as changes in the marketplace, technology evolution and competition. Given the possibility of these fluctuations, the Company believes that comparisons of the results of its operations for preceding quarters are not necessarily meaningful and that the results for any one period should not be relied upon as an indication of future performance.

    As a result of the acquisition, the Company recorded approximately $9.8 million in intangible assets, including goodwill, which will be amortized on a straight line basis over the estimated benefit period of ten years. Although Bit 3's current operating profit offsets the amortization expense and the earnings dilution associated with this offering, there can be no assurance that Bit 3's operations will remain at their current levels. A decrease in Bit 3's operating profit could adversely affect the Company's overall net income and earnings per share. In addition, there can be no assurance that changes in future markets or technologies will not require more rapid levels of goodwill amortization in such a way that overall Company financial condition or results of operations would be adversely affected. In connection with the acquisition, the Company recorded an $11 million earnings charge in the second fiscal quarter of 1997. The earnings charge was based on an assessment by the Company, in conjunction with an independent valuation firm, of purchased technology of Bit
3. The assessment determined that $11 million of Bit 3's purchase price represented technology that does not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. The Company incurred a net loss of $5 million (or $1.24 per share) for the second fiscal
quarter of 1997 as a result of the earnings charge.   See "-Fluctuations in
Operating Results; Expected Second Quarter Loss."

    The Company relied upon certain representations and warranties about Bit 3 made by the Sellers of Bit 3 in the Acquisition Agreement, as well as the Company's own due diligence investigation. There can be no assurance that these representations and warranties are true and correct or that the Company's due diligence investigation discovered all matters of a material nature relating to the acquisition.

FLUCTUATIONS IN OPERATING RESULTS; EXPECTED SECOND QUARTER LOSS

    The Company has experienced fluctuations in its operating results in the past and may experience those fluctuations in the future. Sales, on both an annual and a quarterly basis, are subject to fluctuations as a result of a variety of factors, many of which are beyond the control of the Company. These factors include the timing of customer orders, manufacturing delays, delays in shipment due to component shortages, cancellations of orders, the mix of products sold, cyclicality or downturns in the markets served by the Company's customers, including significant reductions in defense spending affecting certain of the Company's customers, and regulatory changes. In addition, the Company tends to experience an increase in sales during its first fiscal quarter, which ends on September 30, due to purchases made by United States ("U.S.") government agencies and contractors at the end of the U.S. government's fiscal year which also ends on September 30. The Company primarily experiences this effect in its avionics and telemetry product lines. Similarly, the Company tends to experience little or no growth in sales during its second fiscal quarter, as sales dependent on U.S. government funding are often delayed during the start of the U.S. government's new fiscal year. Given the possibility of those fluctuations, the Company believes that comparisons of the results of its operations for preceding quarters are not necessarily meaningful and that the results for any one quarter should not be relied upon as an indication of future performance. If the Company's sales or earnings for any quarter are less than the level expected by securities analysts or the market in general, those shortfalls could have an immediate and significant adverse impact on the market price of the Company's Common Stock.

    In connection with the acquisition of Bit 3, the Company recorded an $11 million earnings charge in the second fiscal quarter of 1997. The earnings charge was based on an assessment by the Company, in conjunction with an independent valuation firm, of purchased technology of Bit 3. The assessment determined that $11 million of Bit 3's purchase price represented technology that does not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. The Company incurred a net loss of $5 million (or $1.24 per share) for the second fiscal quarter of 1997 as a result of the earnings charge.

INTEGRATION OF ACQUISITIONS; EXPANSION THROUGH ACQUISITIONS

    The Company has increased the scope of its operations primarily through the addition of four new product lines acquired since 1992. BSI was acquired in 1992, GreenSpring was acquired in 1995, LDG was added in August 1996, and Bit 3 was acquired in November 1996. There can be no assurance that the Company's management and financial controls, personnel, and other corporate support systems will be adequate to manage the increase in the size and the diversity of scope of the Company's operations as a result of the recent acquisitions. In addition, there can be no assurance that the Company's acquisitions will be accretive to earnings or that the companies acquired will continue to perform at their historical levels.

    A major element of the Company's business strategy is to continue to pursue acquisitions that either expand or complement its business. There can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company, and in a timely manner. A substantial portion of the Company's capital resources could be used for these acquisitions. Consequently, the Company may require additional debt or equity financing for future acquisitions, which may not be available on terms favorable to the Company, if at all. As the Company proceeds with its acquisition strategy, the Company will continue to encounter the risks associated with the integration of the acquisitions described above.

    The Company anticipates that one or more potential acquisition opportunities, including some that could be material, may become available in the near future. If and when appropriate acquisition opportunities become available, the Company intends to pursue them actively. No assurance can be given that any acquisition by the Company will or will not occur, that if such an acquisition does occur that it will not materially and adversely affect the Company or that any such acquisition will be successful in enhancing the Company's business.

RELIANCE ON DEFENSE SPENDING

    In each of fiscal 1994, 1995 and 1996, the majority of the Company's sales was derived directly or indirectly from the U.S. Department of Defense. The Company expects that the Department of Defense will continue to be a significant source of sales. There can be no assurance that changes in the geopolitical environment or in national policy will not result in significantly reduced defense spending which could materially and adversely affect the Company's business, financial condition or results of operations. In addition, the Company believes that many of its potential customers will rely on U.S. government funding for the purchase of the Company's products. Accordingly, sales to these customers may be adversely affected by delays in obtaining, or the unavailability of, those funds caused by budget constraints or bureaucratic processes.

RELIANCE ON INDUSTRY STANDARDS; FUNDAMENTAL TECHNOLOGY CHANGE

    Most of the Company's products are developed to meet certain industry standards, including MIL-STD-1553, Telemetry IRIG Standards and various ANSI standards. These standards are continuing to develop and are subject to change. Elimination or obsolescence of these standards could materially adversely affect the design, manufacture and sale of the Company's products and require costly redesign to meet new or emerging standards. In addition, the Company's success will depend in part on its ability to develop products that evolve with changing industry standards and customer preferences. There can be no assurance that the Company will be successful in developing those products in a timely manner, or that the Company will be successful in selling the products it develops. The Company's delay or failure to adapt to changing industry standards could have a material adverse effect on the Company's business, financial condition and results of operations.

    Many of the Company's product designs rely on state of the art digital technology. There is no assurance that future advances in technology may not make obsolete the Company's existing product lines, resulting in increased competition and requiring the Company to undertake costly redesign of its products to maintain its competitive position. There can be no assurance that the Company will be able to incorporate the new technology into its existing products or redesign its existing products in order to compete effectively.

    Moreover, new and enhanced products and solutions affecting the Company's markets are continually being introduced by the Company's competitors. These products and solutions can be expected to affect the competitive environment in the markets in which they are introduced. Because new products and technologies require commitments well in advance of sales, decisions with respect to those commitments must accurately anticipate both future demand and the technology that will be available to meet that demand. There can be no assurance that the Company will be able to successfully adapt to future technological changes and failure to do so may materially adversely affect the Company's business, financial condition or results of operations.

UNCERTAINTY OF MARKET DEVELOPMENT

    Many of the Company's potential customers design and manufacture standard bus embedded computer systems internally. Increased market acceptance of the Company's products and services is dependent in part on these customers relying on the Company to provide embedded computer system components rather than designing and manufacturing these products internally. The Company believes that a number of factors will be important to achieve increased market acceptance of its products and services. These factors include the quality of the Company's design and production expertise, the increasing use and complexity of embedded computer systems in new and traditional products, the expansion of markets that are served by standard bus embedded computers, time-to-market requirements of the Company's actual and potential customers, the assessment of direct and indirect cost savings and the willingness to rely on the Company for mission-critical applications by customers. The Company believes that in many customer applications, the cost of its products may exceed or be perceived to exceed the cost of internal development. Failure to achieve increased market acceptance of the Company's products will have a material adverse effect on the Company's ability to achieve its growth objectives.

COMPETITION

    The standard bus embedded computer industry is highly-competitive and fragmented, and the Company's competitors differ depending on product type, company size, geographic market and application type. The Company faces competition in each of its product lines. The Company believes that because of the diverse nature of the Company's products and the fragmented nature of the embedded computer market, there is little overlap of competitors for each product line. Competitive factors across the Company's product lines include: performance, customer support, product longevity, supplier stability, breadth of product offerings and reliability. Many of the Company's existing and potential competitors have financial, technological and marketing resources significantly greater than those of the Company and may have established relationships with customers or potential customers that afford them a competitive advantage.
There can be no assurance that the Company will be able to compete effectively in its current or future markets or that competitive pressures will not adversely affect its business, financial condition or results of operations.

    In the Company's recently acquired CPU product line, the Company competes with a number of other suppliers of VME CPU boards. The Company's direct competitors include other companies that build VME CPU boards based on Intel microprocessor technology such as Force Computers, Inc. (which has recently agreed to be acquired by Solectron Corporation), Performance Technologies, Inc., RadiSys Corporation, VME Microsystems, Inc. ("VMIC") and XYCOM, Inc.
Indirectly, however, the Company also competes with suppliers of VME CPU boards based on other microcomputer architectures such as Motorola 68OxO, Sparc and PowerPC.

    In the generalized computer I/0 product area serviced by GreenSpring and its IP product line, the Company has two classes of competition. The first class includes companies that compete directly by selling IP products. The second class includes companies that compete with I/0 products using a different implementation to provide functionally equivalent products. The Company's competitors in each of these classes include Computer Products, Inc., Systran, Inc. and VMIC.

    In the telemetry market, the Company competes with other suppliers of open architecture telemetry solutions. It also indirectly competes with suppliers of traditional, closed architecture telemetry systems. The Company's competitors include Aydin Vector Division, Lockheed Martin Telemetry and Instrumentation, Terametrix, Inc. and Veda, Inc.

    In the avionics interface market, the Company competes with a number of other companies that produce similar avionics interface products. The Company's competitors include Ballard Technologies, Inc., Data Devices Corporation, Digital Technology, Inc., DY-4, Inc., Excalibur Technologies Corporation and Gesellschaft Fur Angewandte Informatik und Mikroelekemik, GmbH.

    In the connectivity market, the Company competes with broad-based direct competitors and competitors who have single or targeted products that compliment their main systems business. The Company's competitors include VMIC, Systran, Inc. and Performance Computers.

RELIANCE ON SPECIALIZED MARKETS

    Many of the Company's products, including its telemetry and avionics interface products, target specialized markets that support attractive profit margins. There can be no assurance that these markets will continue to support these margins or that these specialized markets will continue to provide the Company with an environment to support current sales levels or acceptable growth rates.

AVAILABILITY OF COMPONENT MATERIALS

    Many of the Company's products contain state of the art digital electronic components. The Company is dependent upon third parties for the continuing supply of many of these components, some of which are obtained from a sole supplier, such as Xilinx, Inc., or a limited number of suppliers, for which alternate sources may be difficult to locate. Moreover, suppliers may discontinue or upgrade some of the products incorporated into the Company's products, which could require the Company to redesign a product to incorporate newer or alternative technology. Although the Company believes that it has arranged for an adequate supply of components to meet its short term requirements, the Company does not have contracts which would assure availability and price. Lack of timely availability of components could cause delays in shipment of product and affect the Company's revenues during certain periods as well as lead to customer dissatisfaction. Limited availability of components could also require the Company to pay premiums for parts to make shipment deadlines and thus adversely affect the Company's profit margin, or cause the Company to increase its inventory of scarce parts and thus adversely affect the Company's cash flow. There can be no assurance that the Company will continue to be able to obtain all of the components it requires or that the price of certain components in short supply will not materially and adversely affect its business, financial condition or results of operations.

RETENTION AND RECRUITMENT OF KEY EMPLOYEES

    The Company's ability to maintain its competitive position and to develop and market new products depends, in part, upon its ability to retain key employees and to recruit and retain additional qualified personnel, particularly engineers. There can be no assurance that the Company will be able to continue to retain or recruit those personnel. An inability by the Company to retain and recruit key employees could have a material adverse effect on the Company's business, financial condition and results of operations.

NO PATENT PROTECTION

    Although the Company believes that some of its processes and equipment may be proprietary, the Company has not sought patent protection for its technology. The Company has relied upon trade secret laws, industrial know-how and employee confidentiality agreements. There can be no assurance that the Company's processes and equipment provide it with a sufficient competitive advantage to overcome its lack of patent protection, or that others will not independently develop equivalent or superior products or technology. Furthermore, there can be no assurance that trade secret protection will be established, or that secrecy obligations will be honored. Also, to the extent that consultants, employees and other parties apply technological information developed independently, by them or others, to Company projects, disputes may arise as to the proprietary rights to that information, which may not be resolved in favor of the Company.

    In addition, litigation may be necessary to enforce the Company's proprietary rights, to protect the Company's trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement. That litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

    Moreover, because patent applications in the United States are not publicly disclosed until the patents issue, patent applications may have been filed that relate to the Company's products and technology. The Company does not believe that it infringes any patents of which it is aware; however, there can be no assurance that patent infringement claims will not be asserted against the Company. If these claims were asserted, these claims might have a material adverse effect on the Company's business, financial condition or results of operations. If infringement or invalidity claims are asserted against the Company, litigation may be necessary to defend the Company against those claims, and in certain circumstances the Company may choose to seek to obtain a license under the third-party's intellectual property rights. There can be no assurance that those licenses will be available on terms acceptable to the Company, if at all.

PRODUCT LIABILITY

    The Company's products and services potentially may be subject to product liability or government or commercial warranty claims. The Company maintains primary product liability insurance with a general aggregate limit of $2 million, $1 million per occurrence, and an $8 million excess policy. While the Company has never been the subject of any such claims, considering the wide use of the Company's products in a variety of applications, as well as the propensity of claimants initially to pursue all possible contributors in a legal action, there can be no assurance that that coverage will be adequate to protect the Company from liability, or that the Company will be able to continue that insurance in effect for premiums acceptable to the Company. In the event of a successful lawsuit against the Company, a lack or insufficiency of insurance coverage could have a material adverse effect upon the Company.

DEPENDENCE UPON CERTAIN OFFICERS

    The success of the Company is dependent in part upon the services of certain executive officers and other key employees. The Company maintains key man insurance on the lives of each of its executive officers in the amount of $1 million. Executive Officers also have entered into employment agreements with the Company for varying lengths of time. Other key employees are retained by a combination of employment agreements and incentive stock option plans. Loss of the services of such employees could have a material adverse effect on the Company's business.

CONTROL BY MANAGEMENT

    Upon completion of this offering, the Officers and Directors of the Company will beneficially own approximately 16% of the Company's issued and outstanding Common Stock. The Company's Articles of Incorporation do not permit cumulative voting. The Officers and Directors' ownership if voted together provides management with the power to influence significantly all matters requiring approval by the shareholders of the Company, including the election of Directors and approval of stock option and stock purchase plans.

POTENTIAL DILUTIVE EFFECT OF OUTSTANDING WARRANTS AND OPTIONS AND REGISTRATION RIGHTS

    The Company, in connection with its acquisition of GreenSpring in August 1995, issued warrants to purchase 400,000 shares of Common Stock at an exercise price of $4.50 per share (the "GreenSpring Warrants"). The holders of the GreenSpring Warrants were also granted the right to sell alongside a Company registration. The Company is obligated to register the GreenSpring Warrants under the Securities Act of 1933 (the "Securities Act"). In April 1996, the Company registered under the Securities Act 150,001 GreenSpring Warrants, as well as certain options held by the Company's Chief Executive Officer, President and Chief Operating Officer, Mr. Amenson. The balance of the GreenSpring Warrants is the Warrants registered in this offering. As of November 18, 1996, 295,377 of the GreenSpring Warrants remained, of which 128,711 were exercisable and warrants to purchase 166,666 shares of Common Stock become exercisable over the next two years. The holders of the GreenSpring Warrants also possess until August 2000 the right to sell shares of Common Stock underlying the GreenSpring Warrants alongside the Company should the Company file a registration statement during this period.

    Additionally, in connection with the Company's acquisition in August 1996 of LDG, the Company granted to the two selling shareholders of LDG registration rights and piggyback rights covering an aggregate of 200,000 shares of the Company's Common Stock. These are the LDG Shares registered in this offering.

    These demand, piggyback and alongside registration rights may negatively influence the Company's ability to raise additional equity capital in the future. To the extent that outstanding options or warrants to purchase the Company's Common Stock are exercised, there will be additional dilution in excess of that resulting from use of common and common equivalent shares in earnings calculations.

    As of December 31, 1996, the Company had 377,197 vested options and 579,184 options subject to vesting.

LIMITED PUBLIC FLOAT; TRADING; VOLATILITY OF STOCK PRICE

    The Company's Common Stock is traded on the Nasdaq National Market. While a public market currently exists for the Company's Common Stock, the number of shares in the public market is approximately 84% of the 5,499,616 shares of Common Stock that will be outstanding at the completion of this offering. Trading volume in the four weeks ended December 31, 1996 averaged 225,260 shares traded per day. Thus, trading of relatively small blocks of stock can have a significant impact on the price at which the stock is traded. In addition, the Nasdaq National Market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. The Company believes factors such as quarterly fluctuations in financial results, announcements of new technologies impacting the Company's products, announcements by competitors or changes in securities analysts' recommendations may cause the market price to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock. See "-Fluctuations in Operating Results; Expected Second Quarter Loss."

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales by existing shareholders could adversely affect the prevailing market price of the Common Stock. Upon completion of the offering, the Company will have 5,499,616 shares of Common Stock outstanding. Of these shares, approximately 152,486 shares will be eligible for sale in the public market without restriction pursuant to Rule 144(k) or Rule 701 under the Securities Act. Approximately 1,330,200 additional shares outstanding upon completion of the offering will be eligible for sale pursuant to Rule 144.

ABSENCE OF DIVIDENDS

Since its inception, the Company has not paid cash dividends on its Common Stock. The Company intends to retain future earnings, if any, to provide funds for business operations and, accordingly, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Pursuant to its Credit Agreement, dated April 28, 1995, as amended, with NationsBank of Texas, N.A. ("NationsBank"), neither the Company nor any of its subsidiaries may, directly or indirectly, make any cash or other distributions (such as dividends) on or in respect of any person's interest as a shareholder in the

Company.

                                 SELLING SHAREHOLDERS
    The following table sets forth the names of each of the Selling
Shareholders who are eligible to sell (whether or not they have a present intent to do so) and the positions, offices and other material relationships which the Selling Shareholder has had with the Company or its affiliates since December 31, 1993.

                                  POSITION WITH THE COMPANY
SELLING SHAREHOLDER                    SINCE DECEMBER 31, 1993

James Kenneth Boyette             President of Logical Design Group, Inc., a
                                       subsidiary of the Company, since
                                       August 1996(1)

Charles D. Pugh                   Vice President for Marketing
                                       and Sales of Logical Design
                                       Group, Inc., a subsidiary
                                       of the Company, since
                                       August 1996(1)

L & V Lehmann Trust               None
dated January 1991

X. Kim Rubin                      Executive Vice President of GreenSpring
                                       Computers, Inc., a subsidiary of the
                                       Company, since April 1995(2)

Fred A. Trevor                    Employee of GreenSpring Computers, Inc.,
                                       a subsidiary of the Company, since
                                       April 1995(2)

Kevin Yurek                       Employee of GreenSpring Computers, Inc., a
                                       subsidiary of the Company, since
                                       April 1995(2)

Joseph Zabkar                     President of GreenSpring
                                       Computers, Inc., a subsidiary of the
                                       Company, since April 1995(2)

1 The Company acquired Logical Design Group, Inc. in August 1996. The Selling Shareholder was employed by Logical Design Group, Inc. before that acquisition.

2 The Company acquired GreenSpring Computers, Inc. in April 1995. The Selling Shareholder was employed by GreenSpring Computers, Inc. before that date.

    The following table sets forth the name of each Selling Shareholder as of December 31, 1996, the number of shares of Common Stock owned by each Selling Shareholder as of December 31, 1996, the number of Warrant Shares issuable upon exercise of the vested Warrants issued in connection with the Company's acquisition of GreenSpring Computers, Inc. in April 1995 and the number of Logical Shares issued in connection with the Company's acquisition of Logical Design Group, Inc. in August 1996, the number of Shares eligible to be sold by each Selling Shareholder pursuant to this Prospectus and the percentage of outstanding Common Stock to be owned by each Selling Shareholder after the offering. The "*" indicates less than one percent of outstanding Common Stock after this offering.


NAME OF OWNER                           NUMBER OF     NUMBER OF        NUMBER OF      PERCENT OF
                                        SHARES        SHARES OFFERED   SHARES         TOTAL SHARES
                                        OWNED                          OWNED AFTER    OUT-STANDING
                                        (1,2)                          OFFERING       AFTER
                                                                       (2)            OFFERING
----------------------------------------------------------------------------------------------------

James Kenneth Boyette                   127,047        127,047          -0-            -0-

Charles D. Pugh                          72,976         72,953          23             -0-

L & V Lehmann Trust dated
January 1991                            174,366        174,366          -0-            -0-

X. Kim Rubin                            128,171(3)      56,670      71,501(3)         1.3%

Fred A. Trevor                            6,335          3,168       3,167              *

Kevin Yurek                                 347            174         173              *

Joseph Zabkar                            28,993(4)      15,621      13,372(4)           *


(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person and that are exercisable within 60 days from the date of this Prospectus have been exercised.

(2) Includes Common Stock owned through the SBS Technologies, Inc. 401(k) Profit Sharing Plan.

(3) Includes options to purchase 37,500 shares of Common Stock currently exercisable under the Company's stock option plans.

(4) Includes options to purchase 4,000 shares of Common Stock currently exercisable under the Company's stock option plans.

                                 PLAN OF DISTRIBUTION

    The Selling Shareholders, or their pledgees, donees, transferees or other successors in interest, may sell Shares in any of the following ways: (i) through dealers, (ii) through agents, (iii) or directly to one or more purchasers. The distribution of the Shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (a) on the Nasdaq National Market System (or on such national stock exchanges upon which shares of Common Stock may be traded from time to time) in transactions pursuant to and in accordance with the rules of that System, (b) in the over-the-counter market, or (c) in transactions other than on that System or in the over-the-counter market, or a combination of those transactions. Any such transaction may be effected at market prices prevailing at the time of sale, at prices related to those prevailing market prices, at negotiated prices or at fixed prices. The Selling Shareholders, or their pledgees, donees, transferees or other successors in interest, may effect these transactions by selling Shares to or through broker-dealers, and those broker-dealers may receive compensation in the form of discounts, commissions, or commissions from the Selling Shareholders, or their pledgees, donees, transferees or other successors in interest, and/or commissions from purchasers of Shares for whom they may act as agent. The Selling Shareholders, or their pledgees, donees, transferees or other successors in interest, and any broker-dealers or agents that participate in the distribution of Shares by them might be deemed to be underwriters, and any discounts, commissions, or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions, under the Securities Act of 1933 ("Securities Act"). Affiliates of one or more Selling Shareholders, or their pledgees, donees, transferees or other successors in interest, may act as principal or agent in connection with the offer or sale of Shares by the Selling Shareholders, or their pledgees, donees, transferees or other successors in interest. In addition, any shares which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. The Company will not receive any of the proceeds from the sale of the Shares, although it will pay the expenses in preparing the Registration Statement and registering the Shares. The Company does receive proceeds from the issuance of Shares to the Selling Shareholders, or their pledgees, donees, transferees or other successors in interest, upon their exercise of the Warrants. The Selling Shareholders have been advised that they, and their pledgees, donees, transferees or other successors in interest, are subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation Rules 10b-5, 10b-6, and 10b-7 thereunder.

                             DESCRIPTION OF COMMON STOCK

    The description of the Company's Common Stock to be offered pursuant to this Prospectus has been incorporated by reference into this Registration Statement. See "Documents Incorporated by Reference".

                                    LEGAL MATTERS

    Legal matters with respect to the Common Stock being offered by this Prospectus will be passed upon for the Company by Schuler, Messersmith & McNeill, Albuquerque, New Mexico.

                                       EXPERTS

    The financial statements of SBS Technologies, Inc. as of June 30, 1995 and 1996, and for each of the years in the three-year period ended June 30, 1996, are incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    RECENT EVENTS

    On November 22, 1996, the Company completed its acquisition of Bit 3 and its public offering of 1,800,000 shares of Common Stock, 300,000 of which were offered on behalf of selling shareholders. Proceeds of the public offering paid to the Company were used to acquire Bit 3 and pay off long-term debt. The remaining proceeds will be used for general working capital purposes. In connection with the acquisition, the Company recorded approximately $9.8 million in intangible assets, including goodwill, which will be amortized on a straight line basis over the estimated benefit period of ten years. The Company also recorded an $11 million earnings charge in its second fiscal quarter of 1997 based on an assessment that that amount of Bit 3's purchase price represented technology that does not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. See the discussion on the acquisition of Bit 3 and the public offering under "The Company" above.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which are on file with the Securities and Exchange Commission (File No. 1-10981), are incorporated in this Prospectus by reference and made a part hereof:

    (1) The Company's Annual Report on Form 10-K for the year ended June 30, 1996, filed pursuant to Section 13 of the Securities Exchange Act of 1934 ("Exchange Act").

    (2) The Company's Form 10-K/A, amending its Form 10-K for the fiscal year ended June 30, 1996.

    (3) The Company's Form 10-Q for the quarter ended September 30, 1996.

    (4) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed November 2, 1995 under
Section 12 of the Exchange Act, including any further amendment or report filed for the purpose of updating that description.

    All documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and before the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The documents incorporated herein by reference (other than exhibits not specifically incorporated by reference) are available without charge upon the written or oral request of a person, including a beneficial owner, to whom a Prospectus is delivered. The written or oral request should be directed to Christopher J. Amenson, President, 2400 Louisiana Boulevard, NE, AFC
Building 5, Suite 600, Albuquerque, New Mexico 87110.